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      January 28, 2005

Mail Stop 0305

Hilary A. Rapkin, Esq.
Vice President and General Counsel
Wright Express Corporation
97 Darling Avenue
South Portland, Maine  04106

Re:	Wright Express Corporation
	Form S-1 filed January 18, 2004, as amended
      File No. 333-120679

Dear Ms. Rapkin:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that you will provide all information required in any preliminary prospectus you circulate pursuant to Rule 430 of the
Securities Act, and also confirm that you will provide all other missing information in a subsequent amendment so that we may review it prior to effectiveness, such as the composition of the board of directors, executive compensation, the selling shareholder information and the legality opinion.

`Dividend Policy, page 25
2. Please be more specific as to the purpose of the special dividend.
For example, explain in greater detail what you mean when you say you are "maximizing the consideration to Cendant" and discuss whether Cendant has attached a value or cost to the disposition of its entire ownership interest in you. Also more specifically discuss how the balance receivable from Cendant will affect the dividend.

Capitalization, page 26
3. Please discuss in your capitalization disclosures the business purpose for paying a special dividend to Cendant of approximately
$310.3 million. Similar disclosures should also be provided in the notes to your pro forma financial information.

Notes to Unaudited Pro forma Combined Financial Statements, page
34
4. We note from your response to prior comment 7 that the company will include an estimated amount of restricted stock units based on the midpoint of the estimated offering price range in the preliminary prospectus prior to its circulation to potential investors.
Please
include such information including the amounts and terms of the options and restricted stock units and the amount of expense to be recognized in the MD&A and in notes to the pro forma financial information prior to the planned effectiveness of your S-1 registration statement.
5. Please explain why the amount of the adjustment to eliminate costs allocated by Cendant for the year ended December 31, 2003 as reflected in pro forma adjustment (1) of $2.5 million is significantly less than the amounts of allocated costs disclosed in the table on page 51 of $1,854 and $2,329, or approximately $4.3 million. Please reconcile and revise these disclosures. If all of these costs will no longer be allocated to the company, they should be reflected in a pro forma adjustment to the company`s pro forma statement of operations.
6. We note your response to prior comment 6 but continue to have concern that certain amounts reflected in adjustment (1) may not be factually supportable as required by Rule 11-02(b)(6) of Regulation
S-X. In this regard, in order for adjustments to be considered "factually supportable," they must be supported by written contracts, employment agreements, or other contractual arrangements that have been finalized rather than on the basis of vendor quotes or estimates. Please revise your pro forma statements of operations to eliminate those adjustments that are not considered factually supportable. To the extent that you expect the amount of expenses incurred for the various matters reflected in adjustment (1) to exceed those which are "factually supportable," this matter should be disclosed in the notes to the pro forma financial information along with an explanation of why they are not reflected in the pro forma statements of operations (i.e., because they are not factually supportable).
7. Revise footnote (2) to disclose the significant assumptions used to calculate or determine this adjustment.
8. Revise footnote (5) to disclose the significant assumptions used to calculate or determine the amount of this adjustment. In this regard, please disclose the amount of financing costs expected to be incurred and the method and period used to amortize them to expense.
9. Please revise footnotes (4), (5), and (6) to separately disclose the amounts of each of these adjustments.
10. Please complete disclosure of your pro forma basic and diluted earnings per share and the related weighted average share information prior to the planned effectiveness of your Form S-1 registration statement. The pro forma adjustments for the tax receivable agreement will also require completion prior to the effectiveness of your Form
S-1 registration statement.

Consolidated Balance Sheets, page F-2
11. We note your response to prior comment 11 that SAB Topic 1:B:3 does not specifically require that such disclosure be included in the historical financial statements and that you believe the pro forma financial statements on pages 30 to 36 contain all the required information specifically outlined in SAB Topic 1:B:3. However we continue to believe that retroactive effect of the dividend that the company plans to pay to Cendant prior to the completion of its public offering should be included in the balance sheet for the most recent interim period presented, or a pro forma balance sheet should be presented alongside the company`s historic balance sheet for the most recent interim period giving effect to the dividend. We believe such disclosure is necessary in the historical financial statements of the company since it shows the company`s revised equity structure (including the impact of the dividend to be paid to Cendant) immediately prior to the offering. Please revise your statements accordingly.

Note 18. Subsequent event, page F-44
12. Please explain why the disclosures related to the company`s dividend payments to its parent company during 2004 are included in a
"Subsequent events" note to the company`s audited financial statements.
13. Please revise the company`s "subsequent event" disclosures to disclose the nature and significant terms of the various transactions that will be completed prior to the company`s planned public offering. In this regard, please disclose the terms of each of the following transactions:

* The planned dividend payment that the company will pay to Cendant prior to the completion of the offering.
* The terms of the new credit agreement and revolving credit facility that the company plans to enter into prior to the offering. As part of the revised disclosure, please indicate the restrictions on the Company`s ability to pay dividends imposed by the terms of this agreement. Refer to the requirements of Rule 4-08(e) of Regulation
S-X.
* The number of shares of common stock and the number and terms of the non-voting convertible preferred stock that will be issued to a wholly owned subsidiary of Cendant in connection with the merger of
Wright Express LLC with and into Wright Express Holding
Corporation.
These disclosures should include the dividend
* requirements associated with the preferred shares and the terms under which the convertible preferred stock is convertible into the company`s common shares.
* The terms of the transition services agreement and the tax receivable agreement that the company will enter into with Cendant.
MD&A should also be revised to include a discussion of all of these transactions and their impact on the company`s financial condition and future results of operations.

``Part II.  Recent sales of unregistered securities, page II-2.
14. Please describe the facts relied upon to make the Section 4(2) exemption available for the future issuance of common stock and Series A non-voting convertible preferred stock to Cendant Mobility
Services Corporation. Supplementally provide us with a brief analysis as to why the planned offering to Cendant Mobility Services should not be integrated with this public offering.
`
Confidential Treatment Request Application
15. After we have reviewed your application for confidential treatment we will provide comments, if any, in a separate letter.

```````````````````````******

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire Lamoureux, Staff Accountant, at (202) 824-5663 or Linda Cvrkel, Branch Chief, at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor, at
(202) 942-2931 or the undersigned at (202) 942-2936 with any other questions.


      Regards,


							Sara W. Dunton
							Branch Chief








cc: 	via facsimile (917) 777-2103
	Gregory A. Fernicola
      Nanda Monteiro
      Skadden Arps Slate Meagher & Flom LLP
      Four Times Square
New York, New York
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Wright Express Corporation Form S-1
January 28, 2005
Page 6